BD 3/5


03013661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-49646
MAR 0 5 2003
PROCESSING
WASH. D.C. 187
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWC SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 MEDFORD AVE
(No. and Street)

MORRIS PLAINS (City) NJ (State) 07950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL W. CHOI 973-539-4009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGER SECCIA, CPA
(Name – *if individual, state last, first, middle name*)

250 ROUTE 565 (Address) WANTAGE (City) NJ (State) 07461 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAUL W. CHOI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PWC SECURITIES CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

SIGNED AND SWORN TO BEFORE ME THIS 21st DAY OF February 2003

Notary Public

Marge Bevacqua
Notary Public of New Jersey
My Comm. Expires Sept 12, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWC SECURITIES CORP.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

PWC SECURITIES CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

TABLE OF CONTENTS

Roger Seccia, CPA

250 Route 565 • Wantage, NJ 07461 • Phone: 973-702-3953 • Fax: 973-702-3954

INDEPENDENT AUDITOR'S REPORT

Board of Directors
PWC Securities Corp.

I have audited the accompanying statement of financial condition of PWC Securities Corp., as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PWC Securities Corp., at December 31, 2002, and the results of its operations, cash flows, and changes in stockholder's equity for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 12a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roger Seccia, CPA
February 15, 2003

PWC SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Current Assets:	
Cash	$ 61,801
Investments	134,145
Due from Brokers	986
Total Current Assets	196,932
Non Current Assets:	
Investment in NASD	15,300
TOTAL ASSETS	212,232
LIABILITIES:	
Income Tax Payable	2,010
TOTAL LIABILITIES	2,010
STOCKHOLDERS' EQUITY:	
Common Stock, $10 Par Value, Authorized 1000 Shares, Issued 100 Shares	1,000
Additional Paid in Capital	99,000
Retained Earnings	113,822
Accumulated Other Comprehensive Income	(3,600)
TOTAL STOCKHOLDERS' EQUITY	210,222
TOTAL LIABILITIES AND EQUITY	$ 212,232

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission Income	$ 28,048
Other Fee Income	7,838
Interest Income	1,959
TOTAL REVENUE	**37,845**
OPERATING EXPENSES:	
Registration Fees	3,293
Professional Fees	3,000
Membership Fees	850
Utilities	3,906
Office Supplies & Postage	746
Insurance	386
Prof. Subscriptions	1,488
Clearing Charges	8,658
Entertainment	2,884
Miscellaneous Expense	590
TOTAL OPERATING EXPENSES	**25,801**
INCOME FROM OPERATIONS	**12,044**
INCOME TAX EXPENSE	**2,710**
NET INCOME	**$ 9,334**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT				
BALANCES AT:						
January 1, 2002	100	$1,000	$99,000	$104,488		$204,488
Net Income				$9,334		$9,334
Other Comprehensive Income:						
Unrealized Loss on Securities					($3,600)	($3,600)
December 31, 2002	**100**	**$1,000**	**$99,000**	**$113,822**	**($3,600)**	**$210,222**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net income	$ 9,334	
Decrease in Amounts due from Brokers	4,253	
Decrease in Liabilities	(3,895)	
Net Cash Flows from Operating Activities		$ 9,692
Cash Flows from Investing Activities:		
Increase in Investments		(1,298)
Net Cash Flows from Investment Activities		(1,298)
Net Increase in Cash		**8,394**
Cash - Beginning of Year		**53,407**
Cash - End of Year		**$ 61,801**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

PWC Securities Corp. is registered with the Securities and Exchange Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. PWC Securities Corp. is a one hundred percent (100%) owned subsidiary of PWC Group Inc.

The Company's primary activity is acting as an introducing broker for clients, and uses a non-affiliated clearing broker on a fully disclosed basis to perform trades, settlements and related activities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions: All securities transactions, related commission income, and related expenses are recorded on the trade date.

Cash & Cash Equivalents: Consists of cash and money market funds in the amount of $ 35,000.00 being held by Fiserv Securities, Inc. as a deposit. Fiserv Securities, Inc. is the primary clearing firm used by PWC Securities Corporation.

Investment in NASD: The investment in NASD consists of 1200 shares of NASD stock and 300 warrants. The 1200 shares of NASD stock are considered to be "available for sale" marketable securities and accordingly are shown at market value in accordance with SFAS 115. Any unrealized gains and losses that may occur are included in Comprehensive Income in accordance with SFAS 130. (see Comprehensive Income below) The 300 warrants are not considered to be marketable securities, and therefore are stated at their original cost of $3300.

Investments: The investments consist of cash & cash equivalents, and accordingly, are shown at cost.

Comprehensive Income: Comprehensive Income consists of an unrealized loss on the decline in market value in the NASD stock. Management believes that the Company will never realize any tax benefit from this loss, and therefore the loss is stated at its pre-tax amount of $3600.

NOTE 3: INCOME TAXES

Current income taxes are provided on taxable income at the appropriate statutory rate. There were no deferred income taxes as of December 31, 2002. PWC Securities Corp. is a one hundred percent (100%) owned subsidiary of PWC Group Inc., and accordingly, files a consolidated federal income tax return with PWC Group Inc. All taxable income, tax provisions, and tax liabilities are allocated between the two entities on a separate return basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated entity. State and local tax returns are filed separately.

NOTE 4: USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 5: CONTINGENCIES

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the company had net capital of $ 190,439 which was $ 185,439 in excess of its required net capital of $ 5000.. The company's net capital ratio was 0.0106 to 1.

NOTE 6: RELATED PARTY TRANSACTIONS

A. All Furniture, Fixtures & Equipment used by PWC Securities Corp. are owned by it's one hundred percent (100%) parent shareholder, PWC Group Inc. Accordingly, these assets are not reflected on PWC Securities Corp.'s financial statements. No charges are assessed for the use of these assets.

B. The office space occupied by PWC Securities Corp. is owned by the sole shareholder of PWC Group Inc., the parent company and sole shareholder of PWC Securities Corp. No rental fees are assessed for use of the office space.

PWC SECURITIES CORP.

SUPPLEMENTAL SCHEDULES

I Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission.

II Reconciliation of the Audited Net Capital and the Unaudited Net Capital as shown on the Firm's Part IIA Report.

III Report of Material Inadequacies.

PWC SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

Net Capital:	
Total Stockholders' Equity:	$ 210,222
Deductions, Charges, and Allowable Credits: Investment in NASD	(15,300)
Net Capital before Haircuts on Securities	194,922
Haircuts on Securities	(4,483)
Net Capital	**$190,439**
Aggregate Indebtedness:	
Income Taxes Payable	$ 2,010
Total Aggregate Indebtedness	**2,010**
Minimum Net Capital Required	5,000
Excess Net Capital	**$ 185,439**
Ratio: Aggregate Indebtedness to Net Capital	**.0106 to 1**

SCHEDULE II

PWC SECURITIES CORP.
RECONCILIATION OF AUDITED NET CAPITAL AND THE UNAUDITED NET CAPITAL AS SHOWN ON THE PART IIA FOCUS REPORT
DECEMBER 31, 2002

Net Capital per Focus Report	$ 194,039
Net Capital per the Audited Report	190,439
Difference	$ 3,600

Note: Difference is due to a 2002 audit adjustment to reflect an unrealized loss due to the decline in the market value of securities, as required by SFAS 115 AND 130.

SCHEDULE III

PWC SECURITIES CORP.
REPORT OF MATERIAL INADEQUACIES
DECEMBER 31, 2002

THERE WERE NO MATERIAL INADEQUACIES FOUND TO EXIST DURING MY AUDIT OF THE FANANCIAL STATEMENTS OF PWC SECURITIES CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2002